UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

Western Silver Corporation

1550, 1185 West Georgia Street

Vancouver, BC Canada V6E 4E6

[The registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F     [X]          Form 40-F     [  ]

[The registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes     [  ]           No      [X]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Western Copper Holdings Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2004

Western Silver Corporation

s/   Robert Gayton

Robert Gayton, Corporate Secretary

             NEWS RELEASE

                                                                                                                                                          Release 06-2004

May 3, 2004

                                  Trading Symbol:  WTC:TSX

For immediate release

WTZ: AMEX

WESTERN SILVER INTERSECTS BONANZA-GRADE GOLD AT PENASQUITO

Penasco results include 160 meters averaging 8.37 grams per tonne gold in hole WC-112

VANCOUVER, B.C. - Western Silver Corporation today announced the discovery of high-grade gold mineralization at Penasco, within its wholly-owned Penasquito silver, gold, zinc and lead property in central Mexico.

The Penasco zone is located within the eastern half of the Outcrop breccia pipe, approximately 1.5 kilometers northwest of the company's Chile Colorado deposit which has been independently confirmed as one of the largest undeveloped silver deposits in the world. Last month, an independent pre-feasibility study concluded that Chile Colorado could on its own be economically mined at an after tax internal rate of return of 15.3% with a payback of 4.9 years using conservative metals prices (see press release dated April 13, 2004).

The highlights of today's Penasco drilling results include:

  High-grade gold intercepts. Hole WC-112,  drilled due north at -60 degrees, contains a 160 meter interval beginning at 378 meters that averages 8.37 g/t gold and 51 g/t silver. Within this interval are two higher grade gold intercepts, including 10 meters averaging 35.74 g/t (1.15 opt) and 8 meters averaging 26.7 g/t (0.86 opt). Hole WC-117, drilled 50 meters west and parallel to WC-112, intersected 50 meters beginning at 402 meters averaging 4.31 g/t gold and 81 g/t silver; and a 6-meter high-grade gold zone beginning at 570 meters averaging 23.6 g/t (0.76 opt). The gold mineralization occurs along the top of a large mineralized hydrothermal breccia with significant lead-zinc-silver values. The higher-grade gold intervals appear to form along sheeted high-angle ring fracture zones that cut through the sulfide deposit. The significance and extent of this new mineralized zone will be evaluated by further core drilling.

  Bulk-mineable mineralization. The Penasco zone, based on results to date, underlies the entire eastern half of the Outcrop breccia pipe covering an area 600 meters east-west by 700 meters north-south. Mineralization remains open at depth and extends in excess of 500 meters below surface. Penasco appears to be zoned, with an upper gold-enriched zone grading downward and around the breccia margins into silver-lead-zinc mineralization.

  Shallow oxide gold-silver mineralization. Several holes drilled on the east side of the Penasco target have intersected significant oxide gold-silver mineralization, most notably WC-108 that contains 60.5 meters of 0.85 g/t gold and 81 g/t silver beginning at a depth of 9.5 meters. This interval includes a 26 meter zone averaging 1.38 g/t gold and 141 g/t silver. Data interpretation and modeling indicate that this shallow oxide zone may wrap around the north, east and southeast margins of the Outcrop breccia pipe in a band that could be up to 150 meters wide.

06-2004

"We are very pleased with these results, in particular the high values for gold," says Western Silver Chairman and CEO Dale Corman. "Based on the results, the shallow oxide mineralization at Penasco has the potential to be mined at the front end of mine development and could provide valuable early cashflow. The high grade gold intercepts may be amenable to underground mining and could significantly enhance the overall economics of the project."

Mr. Corman said the results provide additional confirmation that the Penasco mineral system has potential for large-scale open pit mining. Both the oxides and the Penasco sulfide zone are being evaluated and may form part of the full feasibility study and mine plan. The feasibility study will be completed in 2005. In the coming months the company will release a resource estimate of the Penasco zone.

A 40,000 meter drilling program began during February to evaluate the Penasco, Azul NE, El Chamisal, El Sotol and La Palma targets. Currently, 30 holes (14, 841 meters) have been completed. Assay results for 16 holes, 13 of which are in Penasco, are reported in this release. A map with hole locations may be found on Western Silver's website at www.westernsilvercorp.com.

Results in detail.

Penasco

The Outcrop breccia is one of two breccia pipes on the Penasquito property. Both pipes are slightly less than one kilometer in diameter. The Penasco zone as presently understood occupies the eastern half of the Outcrop breccia pipe. Sulfide mineralization (silver sulfosalts, galena, sphalerite and pyrite) occurs as disseminations, clots and narrow veinlets in fluidized hydrothermal intrusive matrix breccias and quartz-sericite-pyrite altered quartz feldspar porphyry dikes and small stocks.

Six holes (WC-102, 107,109, 110, 112 and 117) were drilled due north at -60 degrees at 50 meter intervals to evaluate the continuity of mineralization in the northeast quarter of the Outcrop breccia. All six holes intersected thick intervals of continuously mineralized hydrothermal breccia, ranging from 384-535 meters in thickness and with average grades from 0.45-3.34 g/t gold, 27-53 g/t silver, 0.37%-0.62% lead and 0.79%- 1.34% zinc. These intercepts start at vertical depths of 165-315 m below surface and continue to the north contact of the breccia pipe. Two other holes (WC-111 and 116), also drilled due north at -50 degrees to determine the western extent of Penasco mineralization, encountered narrower zones of similar mineralization. The zone remains open at depth.

The high grade gold encountered in holes WC-112 and WC- 117, and to a lesser extent in holes WC-102, 107, 109, 110 and 116, will be the focus of additional drilling. No visible gold has been detected during megascopic examination of high grade intervals. The hydrothermal breccias are indistinguishable from lower grade intercepts, but in some instances have disseminated bluish purple fluorite, a weak clay overprint, and narrow cross-cutting sulfide-carbonate veinlets. The high grade gold appears to occur in an arcuate east-west zone that extends for approximately 300 meters between holes WC-107 and WC-116. Its thickness and vertical extent must be delineated by additional drilling.

Hole WC-108, drilled due east at -60 degrees from the WC-102 drill pad, intersected significant oxide and sulfide mineralization. The oxide zone contains 60.5 meters beginning at 9.50 meters that averages 0.85 g//t gold and 81 g/t silver. The 203.94-meter sulfide intercept starting at 224 meters averages 1.15 g/t gold, 32 g//t silver, 0.45 % lead and 0.83 % zinc. The eastern margin of the breccia pipe has not been systematically drilled and may be prospective for shallow oxide and sulfide mineralization with grades similar to those encountered in WC-108.

06-2004

Four holes (WC-101, 103, 104 and 106) were drilled due south at -60 degrees along a north-south fence in the south-central part of Penasco. Hole WC-106 contains 134 meters of 0.45g/t gold, 31g/t silver, 0.43 % lead and 0.95% zinc. The other holes have similar grades over narrower widths.

Drilling to date demonstrates that the entire northeastern quarter of the Outcrop breccia is continuously mineralized and hosts high-grade gold mineralization. Previous drilling also indicates that the breccia-hosted disseminated mineralization extends into the southeast quarter of the breccia. The north, east and south margins of the breccia pipe are interpreted to be prospective for both shallow oxide and sulfide mineralization.

Other prospects.

Assays are available for one hole from  each of the El Sotol, NE Azul and El Chamisal prospects. Hole WC-105 at El Sotol was drilled northwest of previous holes and intersected shallow, low grade oxide and sulfide mineralization. Additional drilling will be carried out after these results are combined with new geophysical data. Hole WC-114 at NE Azul intersected 132 meters of Chile Colorado-type grades. Drilling will continue in this area. Hole WC-113 at El Chamisal intersected only one 2 meter interval of mineralization.

In addition to these new results, Western Silver also announced that it is posting two documents containing additional details to the information contained in a news release of April 13, 2004.   The first document is an addendum to the Executive Summary of the pre-feasibility study prepared by M-3 Engineering which contains additional financial information.  In addition, Western will be posting the complete SNC-Lavalin resource estimate report.

Dr. Thomas Patton is the qualified person responsible for the preparation of this release.

Western Silver Corporation is a publicly-traded mineral exploration company focused on discovering and developing silver properties in the Americas. The Company's primary project, the 100%-owned Penasquito property in central Mexico, is emerging as a silver-gold-lead-zinc district with significant exploration upside. The Chile Colorado Zone at Penasquito has been independently confirmed as one of the largest undeveloped silver deposits in the world and is economic at the low metal prices existing in second quarter 2003. Western Silver also has an interest in the world class San Nicolas zinc-copper project in Mexico with Teck Cominco and owns the Carmacks Copper Project in the Yukon. The Company, which is internationally recognized for its technical ability, is listed on the American (AMEX:WTZ) and Toronto (TSX:WTC) stock exchanges.

On behalf of the board,

"Dale Corman"

F. Dale Corman

Chairman and C.E.O.

For more information, please contact:

Thomas Patton, President and COO of Western Silver, at 604-641-2768.

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.  Statements contained in this news release that are not historical facts are forward-looking statements as that term is defined in the private securities litigation reform act of 1995.  Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results.  Such risks and uncertainties are detailed in the Company's filings with the Securities and Exchange Commission

06-2004

Hole	Interval			Au	Ag	Pb	Zn
	From - To	(m)	(ft)	(g/t)	(g/t)%		%

PENASCO
WC-101	90.00 - 128.00 *	38.00	124.6	0.21	23	0.35	0.31
	134.00 - 370.00	236.00	774.0	0.24	14	0.21	0.51
Includes	280.00 - 302.00	22.00	72.2	0.40	32	0.65	1.22

WC-102	10.00 - 68.00 *	58.00	190.2	0.36	31	0.41	0.09
	196.00 - 731.21	535.21	1755.5	0.62	38	0.46	1.02
Includes	290.00 - 316.00	26.00	85.3	2.47	102	0.99	1.52
	448.00 - 466.00	18.00	59.0	3.32	56	0.85	1.73
	614.00 - 692.00	78.00	255.8	0.14	81	0.98	2.79

WC-103	132.00 - 140.00 *	8.00	26.2	0.47	26	0.39	0.22
	182.00 - 242.00	60.00	196.8	0.08	20	0.38	0.71
	346.00 - 384.00	38.00	124.6	0.67	17	0.04	1.14

WC-104	234.00 - 276.00	42.00	137.8	0.24	24	0.40	1.24
Includes	266.00 - 276.00	10.00	32.8	0.26	37	0.33	1.62

WC-106	172.00 - 306.00	134.00	439.5	0.45	31	0.43	0.95

WC-107	12.19 - 38.00 *	25.81	84.7	0.53	46	0.31	0.03
	224.00 - 244.00	20.00	65.6	0.66	28	0.32	0.56
	270.00 - 696.16	426.16	1397.8	0.75	37	0.48	0.90
Includes	320.00 - 356.00	36.00	118.1	1.43	23	0.31	0.72
	382.00 - 426.00	44.00	144.3	2.25	26	0.36	0.77
	628.00 - 692.00	64.00	209.9	0.36	98	1.13	2.17

WC-108	9.50 - 70.00 *	60.50	198.4	0.85	81	0.58	0.06
Includes	32.00 - 58.00 *	26.00	85.3	1.38	141	0.95	0.07
	70.00 - 94.00	24.00	78.7	0.93	56	0.55	0.28
	224.00 - 427.94	203.94	668.9	1.15	32	0.45	0.83
Includes	258.00 - 308.00	50.00	164.0	2.20	60	0.80	1.30

WC-109	7.62 - 40.00 *	32.38	106.2	0.47	30	0.42	0.27
	40.00 - 80.00	40.00	131.2	1.40	46	0.41	0.52
	120.00 - 258.00	138.00	452.6	0.41	32	0.38	0.60
	296.00 - 328.00	32.00	105.0	0.32	14	0.22	0.46
	364.00 - 748.28	384.28	1260.4	0.45	52	0.62	1.34

WC-110	192.00 - 622.00	430.00	1410.4	0.56	27	0.37	0.79
Includes	192.00 - 254.00	62.00	203.4	0.50	23	0.20	0.31
	362.00 - 412.00	50.00	164.0	2.33	35	0.49	1.09

WC-111	36.00-110.00*	74.00	242.7	0.23	24	0.32	0.57
	200.00-270.00	70.00	229.6	0.44	54	0.51	0.56

WC-112	6.00-108.00*	102.00	334.6	0.33	39	0.67	0.56
Includes	54.00-74.00 *	20.00	65.6	0.71	86	0.93	0.73
	306.00-778.00	472.00	1548.2	3.34	45	0.45	0.98
Includes	378.00-538.00	160.00	524.8	8.37	51	0.55	1.08
	442.00-450.00	8.00	26.2	26.69	70	0.82	1.22
	466.00-476.00	10.00	32.8	35.74	69	0.23	1.71

06-2004

WC-116	14.00-48.00*	34.00	111.5	0.24	63	0.51	0.17
	48.00-158.00	110.00	360.8	0.13	27	0.34	1.00
	434.00-474.00	40.00	131.2	1.38	99	1.14	2.06
Includes	464.00-468.00	4.00	13.1	4.22	300	4.41	7.56
WC-117	8.00-30.00*	22.00	72.2	0.18	27	0.76	1.11
	284.00-778.76	494.76	1622.8	1.17	53	0.55	1.32
Includes	402.00-452.00	50.00	164.0	4.31	81	1.09	2.28
	568.00-664.00	96.00	314.5	1.78	100	0.96	2.18
Includes	570.00-576.00	6.00	19.7	23.6	36	0.40	1.61

EL SOTOL
WC-105	32.00 - 76.00 *	44.00	144.3	0.21	25	0.54	0.51
	76.00 - 162.00	86.00	282.1	0.39	17	0.26	0.58

EL CHAMISAL
WC-113	226.00-228.00	2.00	6.6	2.24	166	2.28	3.65

NE AZUL
WC-114	216.00-348.00	132.00	433.0	0.18	31	0.14	0.31

* oxide mineralization

Core and RC samples were prepped and analyzed by ALS Chemex. Samples were initially run using conventional ICP analysis with an aqua regia digestion process. A series of property specific standards and blanks were routinely submitted with each batch of samples. A 30 gram fire assay with gravimetric finish was run on all samples for gold and silver. Samples containing more than 1% lead or zinc were analyzed using AA with aqua regia digestion. Samples with greater than 10 g/t gold were rerun by fire assay at Acme Analytical Laboratories Ltd. and new pulps were prepared from coarse rejects and analyzed by ALS Chemex. Gold values of both the original pulps and new sample pulps analyzed by Acme and ALS Chemex respectively agree closely with the original assays reported by ALS Chemex.